

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 6, 2015

<u>Via E-mail</u>
Mr. Graeme Pitkethly
Chief Financial Officer
Unilever N.V. & Unilever PLC
Unilever House, 100 Victoria Embankment
London EC4Y 0DY, United Kingdom

    RE: Unilever N.V.
           Form 20-F for the Year Ended December 31, 2014
           Filed March 6, 2015
           File No. 1-4547

           Unilever PLC
           Form 20-F for the Year Ended December 31, 2014
           Filed March 6, 2015
           File No. 1-4546

Dear Mr. Pitkethly:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Terence O'Brien

                Terence O'Brien
                Accounting Branch Chief
                Office of Manufacturing and Construction